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                                                              EX-99.B (j)(A)(1)

           Consent of Independent Registered Public Accounting Firm

The Board of Trustees of Wells Fargo Variable Trust:

We consent to the use of our reports for the VT Asset Allocation Fund, C&B Large Cap Value Fund, Discovery Fund, Equity Income Fund, International Core Fund, Large Company Core Fund, Large Company Growth Fund, Money Market Fund, Multi Cap Value Fund, Opportunity Fund, Small Cap Growth Fund, and Total Return Bond Fund dated February 21, 2007, incorporated herein by reference, a total of twelve funds of Wells Fargo Variable Trust, and to the references to our firm under the headings "Financial Highlights" in the prospectuses and "Independent Registered Public Accounting Firm" in the statements of additional information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
April 30, 2007